                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                        ------------------------------

                                  SCHEDULE 13D

                                   AT&T CORP.
                             ----------------------
                                (Name of Issuer)

     (1) Class A Liberty Media Group Common Stock, par value $1.00 per share.
     (2) Class B Liberty Media Group Common Stock, par value $1.00 per share.
--------------------------------------------------------------------------------
                        (Title of Classes of Securities)

         (1)      Class A Liberty Media Group Common Stock:  001957208
         (2)      Class B Liberty Media Group Common Stock:  001957307
--------------------------------------------------------------------------------
                                (CUSIP Numbers)

                               Dr. John C. Malone
                         c/o Liberty Media Corporation
                8101 East Prentice Avenue, Englewood, CO  80111
                                 (303-721-5400)
                             --------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 9, 1999
                              -------------------
            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Exhibit Index is on Page 15

Cusip No. for Class A Liberty Media Group Common Stock:      001957208
Cusip No. for Class B Liberty Media Group Common Stock:      001957307
--------------------------------------------------------------------------------
(1)  Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)

          Dr. John C. Malone
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if a Member of a Group
     (a)  [_]
     (b)  [_]
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds

          OO
--------------------------------------------------------------------------------
(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)    [_]

--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization

          U.S.
--------------------------------------------------------------------------------
Number of Shares Beneficially Owned by Each Reporting Person With

(7)  Sole Voting Power

        1,790,807     Shares of Class A Liberty Group Stock        /1, 2/
       50,504,008     Shares of Class B Liberty Group Stock        /1, 3, 4/

(8)  Shared Voting Power

       0 Shares

(9)  Sole Dispositive Power

        1,790,807     Shares of Class A Liberty Group Stock        /1, 2/
       25,751,028     Shares of Class B Liberty Group Stock        /1, 3, 4/

(10)  Shared Dispositive Power

        0 Shares
--------------------------------------------------------------------------------
(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

        1,790,807     Shares of Class A Liberty Group Stock        /1, 2/
       50,504,008     Shares of Class B Liberty Group Stock        /1, 3, 4/

--------------------------------------------------------------------------------
(12)  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares  [_]
--------------------------------------------------------------------------------
(13)  Percent of Class Represented by Amount in Row (11)           /4, 5, 6/

          Class A Liberty Group Stock         less than 1%
          Class B Liberty Group Stock         89.3%
--------------------------------------------------------------------------------
(14)  Type of Reporting Person

          IN
____________________
1. Includes, as applicable, 12,726 shares of Class A Liberty Group Stock and 852,360 shares of Class B Liberty Group Stock beneficially owned by Dr. Malone's spouse, as to which Dr. Malone disclaims beneficial ownership.

2. Includes 1,778,000 shares of Class A Liberty Group Stock which Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, of which options for 1,410,800 shares are currently exercisable. Does not include shares of Class A Liberty Group Stock issuable upon conversion of shares of Class B Liberty Group Stock owned by Dr. Malone or his spouse.

3. Includes 1,456,000 shares of Class B Liberty Group Stock which Dr. Malone would acquire upon the exercise of stock options granted in tandem with stock appreciation rights, of which options for 291,200 shares are currently exercisable. Shares of Class B Liberty Group Stock owned by Dr. Malone and his spouse are subject to the Call Agreement and the Stockholders' Agreement. See Item 6.

4. Includes (x) 23,895,582 shares of Class B Liberty Group Stock owned by the Magness Group (with respect to which Dr. Malone is entitled to exercise voting rights if the holders of such shares and Dr. Malone do not agree upon the voting of such shares) and (y) 857,397 shares of Class B Liberty Group Stock held by the Hindery Group, which shares Dr. Malone has the power to vote. Dr. Malone has no right to dispose of any of the shares held by the

     Magness Group or the Hindery Group (which shares are excluded in (9) above). See Item 6.

5. Each share of Common Stock and Class B Liberty Group Stock is entitled to 1 vote per share and each share of Class A Liberty Group Stock is entitled to .1 vote per share. Accordingly, when these classes of stock are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities representing approximately 2.1% of the voting power with respect to a general election of directors of the Issuer. Certain matters concerning the Liberty Media Group require the approval of the holders of Class A Liberty Group Stock and Class B Liberty Group Stock, voting together as a separate class, in which case, Dr. Malone may be deemed to beneficially own shares of Liberty Group Stock representing approximately 45.8% of the voting power of the Liberty Group Stock.

6. Based upon the following number of shares estimated to be outstanding following the Merger: Common Stock: 2,189,239,921 shares; Class A Liberty Group Stock: 539,993,860 shares; Class B Liberty Group Stock: 55,072,794 shares. See Item 5.

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549
                                  SCHEDULE 13D

                                  Statement of

                               DR. JOHN C. MALONE
        Pursuant to Section 13(d) of the Securities Exchange Act of 1934
                                 in respect of

                                   AT&T Corp.
                           -------------------------
                         (Commission File No. 1-1105)


ITEM 1.  Security and Issuer

     Dr. John C. Malone is filing this Statement on Schedule 13D (the "Statement") with respect to the following classes of stock of AT&T Corp., a New York corporation (the "Issuer" or "AT&T"), beneficially owned by Dr. Malone:

(1) Class A Liberty Media Group Common Stock, par value $1.00 per share (the "Class A Liberty Group Stock"); and

(2) Class B Liberty Media Group Common Stock, par value $1.00 per share (the "Class B Liberty Group Stock", and together with the Class A Liberty Group Stock, the "Liberty Group Stock").

     The Issuer's executive offices are located 32 Avenue of the Americas, New York, New York 10013.

     Dr. Malone is filing this Statement to report his acquisition of beneficial ownership, on March 9, 1999, of shares of Class A Liberty Stock and Class B Liberty Stock in connection with the merger (the "Merger") of a wholly owned subsidiary of the Issuer with and into Tele-Communications, Inc. ("TCI"). In the Merger, Dr. Malone's shares of (i) Tele-Communications, Inc. Series A TCI Group Common Stock, par value $1.00 per share ("Series A TCI Group Stock"), and Tele-Communications, Inc. Series B TCI Group Common Stock, par value $1.00 per share ("Series B TCI Group Stock"), were converted into shares of the Issuer's Common Stock, par value $1.00 per shares (the "Common Stock"), (ii) Tele-Communications, Inc. Series A Liberty Media Group Common Stock, par value $1.00 per share ("TCI Series A Liberty Group Stock"), and Tele-Communications, Inc. Series A TCI Ventures Group Common Stock, par value $1.00 per share ("TCI Series A Ventures Group Stock"), were converted into shares of Class A Liberty Group Stock, and (iii) Tele-Communications, Inc. Series B Liberty Media Group Common Stock, par value $1.00 per share ("TCI Series B Liberty Group Stock"), and Tele-Communications, Inc. Series B TCI Ventures Group Common Stock, par value $1.00 per share ("TCI Series B Ventures Group Stock"), were converted into shares of Class B Liberty Group Stock.

     Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), this Statement relates to the shares of Class A Liberty Group Stock issuable upon conversion of shares of Class B Liberty Group Stock. At the option of the holder, each share of Class B Liberty Group Stock is convertible into one share of Class A Liberty Group Stock. The shares of Class A Liberty Group Stock are not convertible into shares of Class B Liberty Group Stock.

ITEM 2.   Identity and Background

     The reporting person is Dr. John C. Malone, whose business address is 8101 East Prentice Avenue, Englewood, Colorado 80111. Dr. Malone is Chairman of the Board of Liberty Media Corporation ("Liberty") and a Director of the Issuer.

     During the last five years, Dr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Dr. Malone is a citizen of the United States of America.

ITEM 3.  Source and Amount of Funds or Other Consideration

     Dr. Malone acquired beneficial ownership of the shares of Liberty Group Stock reported on this Statement pursuant to the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998 (the "Merger Agreement"), among TCI, the Issuer and Italy Merger Corp., an indirect wholly owned subsidiary of the Issuer. Dr. Malone also acquired beneficial ownership of shares of the Common Stock as a result of the Merger. In the Merger, TCI became a wholly owned subsidiary of AT&T and (i) each share of Series A TCI Group Stock was converted into .7757 of a share of Common Stock, (ii) each share of Series B TCI Group Stock was converted into .8533 of a share of Common Stock, (iii) each share of TCI Series A Liberty Group Stock was converted into one share of Class A Liberty Group Stock, (iv) each share of TCI Series B Liberty Group Stock was converted into one share of Class B Liberty Group Stock, (v) each share of TCI Series A Ventures Group Stock was converted into .52 of share of Class A Liberty Group Stock, and (vi) each share of TCI Series B Ventures Group Stock was converted into .52 of share of Class B Liberty Group Stock.

     Dr. Malone had previously acquired beneficial ownership of equity securities of TCI in transactions reported on Dr. Malone's Report on Schedule 13D, as amended, with respect to TCI.

ITEM 4.  Purpose of Transaction

     Dr. Malone is the Chairman of the Board of Liberty and each of the other Covered Entities (as defined in AT&T's Certificate of Incorporation, as amended (the "AT&T Charter")), and is also a Director of the Issuer. In addition, Dr. Malone owns and has the power to vote shares of Liberty Group Stock representing approximately 45.8% of the combined voting power of the Class A Liberty Group Stock and Class B Liberty Group Stock in circumstances where the Class A Liberty Group Stock and Class B Liberty Group Stock vote together as a separate class. Pursuant to the Merger Agreement, the Issuer appointed Dr. Malone to its Board of Directors on March 17, 1999, and is required during the period ending March 9, 2002 to nominate Dr. Malone for re-election to the Issuer's Board at each subsequent AT&T stockholder meeting at which directors are to be elected. This Statement is being filed with respect to Dr. Malone's beneficial ownership of Class A Liberty Group Stock and Class B Liberty Group Stock, and does not relate to actions taken by Dr. Malone in his official capacity with respect to Liberty or the Issuer.

     Following the Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the Merger, except for certain assets which were transferred to the TCI Group in connection with the Merger, and its "Common Stock Group" consists of all of the other assets and businesses of AT&T. The Liberty Group Stock is intended to reflect the results of the Liberty Media Group. Substantially all of the business of the Liberty Media Group is conducted through Liberty and the Covered Entities.

     The holders of Common Stock, Class A Liberty Group Stock and Class B Liberty Group Stock generally vote together as a single class with respect to all matters voted on by the stockholders of the Issuer (including the election of directors of the Issuer); except that the holders of the Class A Liberty Group Stock and Class B Liberty Group Stock are entitled to vote together as a separate class with respect to certain matters concerning the Liberty Media Group. The holders of the Common Stock and the Class B Liberty Group Stock are entitled to 1 vote per share and the holders of the Class A Liberty Group Stock are entitled to .1 vote per share. The following circumstances will require the separate class approval of the holders of Liberty Group Stock:

     (i) any amendment to the AT&T Charter that would change the total number of authorized shares or the par value of Liberty Group Stock or that would adversely change the rights of the holders of Liberty Group Stock;

     (ii) a Covered Disposition (as defined in the AT&T Charter), which generally includes a sale or transfer by AT&T of its equity interest in Liberty, any Covered Entity, or Liberty Media Group LLC or a grant of a pledge or other security interest in the equity interest of AT&T in Liberty, any Covered Entity, or Liberty Media Group LLC; or

     (iii) any merger or similar transaction in which the Liberty Group Stock is converted, reclassified or changed into or otherwise exchanged for any consideration unless specified requirements are met that are generally intended to ensure that the rights of the holders are not materially altered and the composition of the holders is not changed.

     Because the holders of Class B Liberty Group Stock are entitled to cast 1 vote per share while holders of Class A Liberty Group Stock are entitled to cast
 .1 vote per share, Dr. Malone's beneficial ownership of Liberty Group Stock constitutes approximately 45.8% of the voting power of the Liberty Group Stock when voting as a separate class. Dr. Malone's ability to dispose of the Class B Liberty Group Stock beneficially owned by him is subject to certain limitations set forth in the Malone Call Agreement and the Stockholders' Agreement (each as defined in Item 6 below). TCI's rights under each such agreement were assigned to Liberty in connection with the Merger.

     All of the equity interests in the Liberty Media Group are currently owned by AT&T; however, a majority of the members of Liberty's Board of Directors (the "Liberty Board") are individuals elected by TCI prior to the Merger. Liberty has three classes of directors: one class elected for a term of one year; one class elected for a term of seven years; and one class elected for a term of 10 years. Each class of directors will have an equal number of members. Such directors may not be removed other than for "cause," and, in the event of the death or resignation of a director, the remaining directors of such class will choose a successor to fill the remaining term of such deceased or resigning director. Upon the expiration of the term of a class of Liberty directors, the stockholders of Liberty will be entitled to elect directors to fill such vacancy. Currently, all of the outstanding capital stock of Liberty is owned by Liberty Ventures Group LLC, which is an indirect wholly owned subsidiary of AT&T.

     As a result of the structure of the Liberty Board, the second and third classes of directors will constitute a majority of the Liberty Board until at least 2006. Under Delaware law, the business of a corporation is managed by its board of directors. As a result, although AT&T owns all of the equity interests in the Liberty Media Group and, initially, all of the common stock of Liberty, the incumbent directors of Liberty (and their successors) will be able to control most aspects of the day-to-day business of Liberty and its subsidiaries following the Merger. Dr. Malone is a member of the class of directors of the Liberty Board whose term will expire in 2009.

     In the event the incumbent directors (or their designated successors) cease to constitute a majority of the Liberty Board, or Liberty Media Management LLC determines that, in its reasonable judgment, the incumbent Liberty directors (or successors) are likely to cease to constitute a majority of the Liberty Board, such event will constitute a "Triggering Event." Liberty Media Management LLC is a limited liability company, the equity interests of which are currently owned by Dr. Malone. Upon the occurrence of a Triggering Event, subject to the terms and conditions of a contribution agreement entered into in connection with the Merger among Liberty, Liberty Media Group LLC, Liberty Media Management LLC and Liberty Ventures Group LLC, all of the assets of Liberty and the Covered Entities will be contributed to Liberty Media Group LLC, substantially all of the equity interests of which are owned by AT&T, unless the Triggering Event is waived by Liberty Media Management LLC. However, Liberty Media Management LLC will own the remaining equity interests in Liberty Media Group LLC and will be the sole manager of Liberty Media Group LLC.

     The foregoing descriptions of the Merger, the Merger Agreement, and the relationship between the Common Stock Group and the Liberty Media Group are qualified in their entirety by reference to the Merger Agreement and the AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999, regarding the Merger, each of which is an exhibit to this Statement and is hereby incorporated by reference herein.

     Other than as described herein, Dr. Malone does not otherwise have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

     In determining his future course of action with respect to the securities of the Issuer, Dr. Malone will take into consideration various factors, including but not limited to his financial position, the Common Stock Group's business and prospects, the Liberty Media Group's business and prospects, other developments concerning the Common Stock Group and the Liberty Media Group, other business opportunities available to Dr. Malone, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock, Class A Liberty Group Stock and the Class B Liberty Group Stock. Notwithstanding anything contained herein, Dr. Malone reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock, Class A Liberty Group Stock, and Class B Liberty Group Stock in open market or privately negotiated transactions, to dispose of all or a portion of his holdings of shares of the Issuer or to change his intentions with respect to any or all of the matters referred to in this Item.

ITEM 5.  Interest in Securities of the Issuer

     (a) Dr. Malone beneficially owns (without giving effect to the conversion of Class B Liberty Group Stock into Class A Liberty Group Stock): (i) 1,790,807 shares of Class A Liberty Group Stock (including options to acquire 1,778,000 shares, of which options for 1,410,800 shares are currently exercisable), which represent less than 1% of the outstanding shares of Class A Liberty Group Stock; and (ii) 50,504,008 shares of Class B Liberty Group Stock (which amount includes
(x) Dr. Malone's right to direct the voting of 23,895,582 shares owned by the Magness Group and 857,397 shares owned by the Hindery Group and (y) options to acquire 1,456,000 shares, of which options for 291,200 shares are currently exercisable), which represent approximately 89.3% of the outstanding shares of Class B Liberty Group Stock. The foregoing percentage interests are based on 541,771,860 shares of Class A Liberty Group Stock and 56,528,794 shares of Class B Liberty Group Stock estimated to have been issued in the Merger, based upon information provided to Dr. Malone by the Issuer (as adjusted to reflect shares issued in respect of Dr. Malone's options as if exercised in full). When all classes of stock beneficially owned by Dr. Malone are aggregated, Dr. Malone may be deemed to beneficially own voting equity securities of the Issuer representing approximately 2.1% the voting power with respect to a general election of directors of the Issuer. See Items 4 and 6.

     (b) Dr. Malone and, to his knowledge, his spouse each have the sole power to vote, or to direct the voting of, their respective shares of Liberty Group Stock. Subject to the Malone Call Agreement described in Item 6 below, Dr. Malone and, to his knowledge, his spouse each have the sole power to dispose of, or to direct the disposition of, their respective shares, of Class B Liberty Group Stock. In addition, as indicated in Item 5(a) above, Dr. Malone has the power to direct the voting of 857,397 shares of Class B Liberty Group Stock owned by the Hindery Group as described in Item 6 below. Dr. Malone does not have the power to dispose of such shares owned by the Hindery Group. He also has the power to direct the voting of 23,895,582 shares of Class B Liberty Group Stock owned by the Magness Group pursuant to the terms of the Stockholders' Agreement described in Item 6 below. Dr. Malone does not have the power to dispose of such shares owned by the Magness Group.

     (c) Neither Dr. Malone nor, to his knowledge, his spouse, has executed any transactions in respect of the Class A Liberty Group Stock or the Class B Liberty Group Stock during the preceding 60 days, other than in connection with the Merger or as reported in Item 6.

     (d) Except as described in Item 6 below, there is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A Liberty Group Stock or Class B Liberty Group Stock beneficially owned by Dr. Malone or, to his knowledge, by his spouse.

     (e)  Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships
          With Respect to Securities of the Issuer

     TCI, Dr. Malone and Leslie Malone, his spouse (collectively, the "Malone Group") and the Estate of Bob Magness, the Estate of Betsy Magness, and Gary and Kim Magness (individually and in certain representative capacities) (collectively the "Magness Group") are parties to a certain Stockholders' Agreement, dated as of February 9, 1998, as amended (the "Stockholders' Agreement") which provides, among other things, for: (a) a representative of the Malone Group and a representative of the Magness Group to consult with each other on all matters to be brought to a vote of the Issuer's stockholders; provided, however, that if a mutual agreement on how to vote can not be reached, Dr. Malone will vote all shares the Class B Liberty Group Stock owned by the Magness Group pursuant to an irrevocable proxy; (b) the Magness Group to participate, at its option, on a proportionate basis with Dr. Malone in any acquisition of Class B Liberty Group Stock except for certain specified acquisition opportunities; (c) a tag-along right in favor of the Magness Group with respect to any sale by the Malone Group of shares of Class B Liberty Group Stock, subject to certain exceptions such as transfers to related parties; and
(d) a drag-along right in favor of Dr. Malone exercisable in connection with the sale of all or substantially all of the Class B Liberty Group Stock beneficially owned by Dr. Malone. In connection with the Merger, TCI's rights under the Stockholders' Agreement were assigned to Liberty. The foregoing description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is an exhibit to this Statement and is incorporated by reference herein.

     TCI and the Malone Group are parties to a Call Agreement dated as of February 9, 1998 (the "Malone Call Agreement"), pursuant to which the Malone Group granted to TCI a right to acquire all of the shares of "High Vote Stock" as defined in the Malone Call Agreement owned by them upon Dr. Malone's death or a contemplated sale of such High Vote Stock to third parties, in consideration of TCI paying to the Malone Group $150,000,000 for such right. In connection with the Merger, TCI's rights under the Malone Call Agreement were assigned to Liberty. When such right is triggered, Liberty may acquire the Class B Liberty Group Stock at a price equal to the market price of the Class A Liberty Group Stock, plus a 10% premium or, in the event of a sale, the lesser of such price or the price offered by such third parties. In addition, the Malone Call Agreement provides that, in connection with a sale of shares to a third party resulting in a change in control of the Issuer, the maximum premium the Malone Group may receive for their Class B Liberty Group Stock would be the price paid for the Class A Liberty Group Stock by said third party, plus a 10% premium.
The Malone Call Agreement also prohibits any member of the Malone Group from disposing of their Class B Liberty Group Stock, except for certain exempt transfers. If Liberty exercises its call right, it may also be required to purchase shares of Class B Liberty Group Stock from the members of the Magness Group who exercise their "tag-along" rights under the Stockholders' Agreement. This description of the Malone Call Agreement is qualified in its entirety by reference to the Malone Call Agreement and the letter from TCI and Liberty to the Malone Group, each of which is an exhibit to this Statement and is incorporated by reference herein. A similar agreement (the "Magness Call Agreement") was entered into with the Magness Group. The Magness Call Agreement was also assigned to Liberty in connection with the Merger.

     Pursuant to a stockholders' agreement, dated as of March 9, 1999 (the "Malone/Hindery Agreement"), among Leo J. Hindery and the Robin Cook Hindery 1989 Trust (collectively, the "Hindery Group") and Dr. Malone, Dr. Malone has the right to direct the vote of all shares of Class B Liberty Group Stock owned by the Hindery Group. In addition, the Malone/Hindery Agreement provides that transfers of shares of Class B Liberty Group Stock by the Hindery Group are subject to a right of first refusal in favor of Dr. Malone, subject to certain exceptions. Dr. Malone may exercise such right of first refusal by exchanging shares of Class A Liberty Group Stock for the shares of Class B Liberty Group Stock proposed to be transferred or by purchasing such shares of Class A Liberty Group Stock for cash. In addition, subject to certain exceptions, the Hindery Group may not convert shares of Class B Liberty Group Stock to Class A Liberty Group Stock without first offering Dr. Malone the right to exchange shares of Class A Liberty Group Stock for the shares of Class B Liberty Group Stock proposed to be converted. The foregoing description of the Malone/Hindery Agreement is qualified in its entirety by reference to the Malone/Hindery Agreement, which is an exhibit to this Statement and is incorporated by reference herein.

     The information set forth in Items 3, 4 and 5 is hereby incorporated by reference herein.

ITEM 7.  Material to be filed as Exhibits

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus, dated January 8, 1999 (incorporated by reference to the AT&T Registration Statement).

7(c) Stockholders' Agreement dated as of February 9, 1998, among Tele-
     Communications, Inc., the Malone Group, and the Magness Group (incorporated by reference to Exhibit 7(m) to Dr. Malone's Amendment No. 8 to Schedule 13D in respect of TCI).

7(d) Letter Agreement, dated as of March 5, 1999, amending certain terms of the Stockholders' Agreement dated as of February 9, 1998.

7(e) Call Agreement dated as of February 9, 1998, between Tele-Communications,
     Inc. and the Malone Group (incorporated by reference to Exhibit 7(n) to Dr. Malone's Amendment No. 8 to Schedule 13D in respect of TCI)

7(f) Letter, dated as of March 5, 1999, from TCI and Liberty addressed to Dr.
     Malone and Leslie Malone.

7(g) Stockholders' Agreement, dated as of March 9, 1999, by and among Dr.
     Malone, Leo J. Hindery, Jr. and the Robin Cook Hindery 1989 Trust.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


March 29, 1999                  /s/ John C. Malone
                                ------------------------------
                                John C. Malone

                                 EXHIBIT INDEX


EXHIBIT
NUMBER  EXHIBIT                                                         PAGE

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy
        Merger Corp. and Tele-Communications, Inc.
        incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T (File No. 333-70279), filed on January 8, 1999
        (the "AT&T Registration Statement")).

7(b)    AT&T/TCI Proxy Statement/Prospectus, dated January
        8, 1999 (incorporated by reference to the AT&T
        Registration Statement).

7(c) Stockholders' Agreement dated as of February 9, 1998, among Tele-Communications, Inc., the Malone Group, and the Magness Group (incorporated by reference to Exhibit 7(m) to Dr. Malone's Amendment No. 8 to
        Schedule 13D in respect of TCI).

7(d) Letter Agreement, dated as of March 5, 1999, amending certain terms of the Stockholders'
        Agreement dated as of February 9, 1998.

7(e)    Call Agreement dated as of February 9, 1998, between
        Tele-Communications, Inc. and the Malone Group
        (incorporated by reference to Exhibit 7(n) to Dr. Malone's Amendment No. 8 to Schedule 13D in respect of TCI)

7(f)    Letter, dated as of March 5, 1999, from TCI and
        Liberty addressed to Dr. Malone and Leslie Malone.

7(g) Stockholders' Agreement, dated as of March 9, 1999, by and among Dr. Malone, Leo J. Hindery, Jr. and the
        Robin Cook Hindery 1989 Trust.